

December 9, 2022

Sunandan Ray
Chief Executive Officer
Unique Logistics International, Inc.
154-09 146th Avenue
Jamaica, NY 11434

      Re: Unique Logistics International, Inc.
          From 10-K for the Fiscal Year ended May 31, 2022
          Filed September 13, 2022
          File No. 000-50612

Dear Sunandan Ray:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

From 10-K for the Fiscal Year ended May 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 24

1.   We note your disclosure attributing the 173% increase in revenues for 2022 to "...management's success in combining the acquired entities, achievement of synergies, as well as significant increase in the number of customers, shipping volumes and the impact of market prices," although you also explain that gross profit decreased from 7.1% to 4.2% "...due to a very challenging year in terms of increase in customer demand, capacity congestion, record high shipping costs and logistics industry challenges with both Air Freight and Ocean Freight." You state that you anticipate growing revenue "...by adding strategic corporate accounts and margin normalization" during the next fiscal year. Please modify or expand your disclosures as necessary to address the following points:

- Identify and quantify your key performance indicators, including non-financial metrics, such as shipping volumes or weights that are correlated with your results of operations for each period, consistent with our Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, which was published in SEC Release No. 34-88094.

- Provide a more detailed and comprehensive discussion and analysis of the business drivers, significant costs, and decisions by management impacting your results of operations, and describe the particular matters associated with your references to the "achievement of synergies," "capacity congestion," "logistics industry challenges," "strategic corporate accounts," and "margin normalization." If there are multiple reasons for the changes in revenues, expenses, or margins, please quantify the effect associated with each material factor, including offsetting factors.

- Address the indicative value of your reported financial information as necessary to clarify the extent to which you regard the level of activity reported for the more recent fiscal year as recurring or non-recurring, and whether the changes in comparison to the preceding fiscal year are representative of a trend, i.e. clarify the extent to which you are expecting further increases in revenues that are comparable in magnitude, consistent levels of revenues, or decreases in revenues.

- Given your disclosure on page four, which explains that you purchase cargo space in volume from your network of carriers (airlines, ocean shipping, and trucking lines), and resell that space to your customers, which in turn indicates that a significant component of your cost structure is known prior to establishing terms with your customers, please describe more clearly how gross profit decreased amidst the large increase in revenues for this timeframe. For example, describe any obstacles or limitations encountered in passing along costs to your customers, or the nature of any incremental costs that were unknown when negotiating your contracts.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

2. We note that you have limited quantification of beneficial interests for various persons due to the limited number of available authorized common shares, as expressed in the footnotes to your tabulation. However, Item 403 of Regulation S-K and the associated guidance in Rule 13d-3 of Regulation 13D-G, require disclosures of beneficial ownership based on existing rights to acquire securities, pursuant to the exercise of any option, warrant or rights, or through conversions of a security, within sixty days.

   Therefore, it appears that you should specify the total number of shares beneficially owned and the percentage of the class so owned, considering such rights, notwithstanding your ability or inability to satisfy your obligations as the issuer of those instruments, as may be attributed to having an insufficient number of authorized shares.

If you supplement the required disclosures with information about interests that could be satisfied based on the number of authorized shares, please clearly differentiate this information from the required information and describe your basis for any hypothetical allocation of the available shares among those persons listed in your table.

Note 10 Stockholders' Equity, page F-29

3. Please disclose all of the information prescribed by FASB ASC 505-10-50-3, individually for each series of preferred stock, and any additional information as may be necessary to encompass and reflect the following details:

- descriptions of the conversion terms,

- percentages that such shares would represent of the number of fully diluted shares,

- any changes to the number of shares that would be issuable upon conversion that occurred during each period,

- descriptions of any events precipitating such changes,

- the aggregate number of shares issuable for each series pursuant to the conversion features at each balance sheet date,

- the number of fully diluted shares, and

- the deficiency between the aggregate number of issuable shares and the number of authorized shares available for issuance at the balance sheet date.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation